OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

MOBIQUITY TECHNOLOGIES, INC.. formerly Ace Marketing & Promotions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60743F102

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road,Westbury, NY 11590 (516-487-1446)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement 9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60743F102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clyde Berg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,800,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 6,800,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒ Excludes 999,999 shares held in a charitable remainder trust in which he has a 25% income interest.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14.	TYPE OF REPORTING PERSON* IN

* Based upon 59,529,913 shares outstanding as of February 21, 2014, plus 1,983,333 warrants owned by Mr. Berg for a total of 61,513,246 shares.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 60743F102	13D	Page 3 of 4 Pages

Item 1.   Security and Issuer

This statement relates to the Common Stock of Mobiquity Technologies, Inc., formerly Ace Marketing & Promotions, Inc. (the “Issuer”). The Issuer’s executive office is located at 600 Old Country Road, Suite 541, Garden City, NY 11530.

Item 2.   Identity and Background

(a)	Clyde Berg

(b)	10050 Bandley Drive, Cupertino, CA 95014

(c)	Real estate investor

(d)	Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.   Source and Amount of Funds or Other Consideration

Personal funds.

Item 4.   Purpose of Transactions

(a) - (j) Not applicable.

Item 5.   Interest in Securities of the Issuer

(a)-(b) As of February 21, 2014, the Issuer has outstanding 59,529,913  shares of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns and has the right to vote and to dispose of 6,800,000 shares of Common Stock (inclusive of outstanding warrants to purchase 1,983,333 shares), representing 11.1% of the outstanding Common Stock, which represents the only outstanding class of voting capital stock. The reporting person has the sole power to dispose and vote of all shares of Common Stock owned by him. The foregoing excludes 666,666 shares and Class BB Warrants to purchase 333,333 shares of Common Stock held by a charitable remainder trust in which Mr. Berg’s brother is the trustee and Mr. Berg has a 25% income interest.

(c) In November, 2013, the Issuer issued to the Reporting Person 1,666,667 shares of Common Stock and Class BB Warrants to purchase 833,333 shares of Common Stock exercisable at $.50 per share through December 15, 2017, at a purchase price of $500,000. In January 2014, a Clyde Berg charitable remainder trust paid $200,000 and purchased 666,666 shares of Common Stock and Class BB Warrants to purchase 333,333 shares. As described above, Mr. Berg has a 25% income interest in this trust.

(d) - (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.   Materials to be filed as Exhibits

Not applicable.

CUSIP NO. 60743F102	13D	Page 4 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 14, 2014

Signature By: /s/ Clyde Berg

                         Clyde Berg